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                         July 10, 2023

       Mark Doerr
       Chief Executive Officer
       MedAvail Holdings, Inc.
       4720 East Cotton Gin Loop, Suite 220
       Phoenix, AZ 85040

                                                        Re: MedAvail Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 29, 2023
                                                            File No. 333-273032

       Dear Mark Doerr:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              John McIlvery